UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2026

Ka Chun Gordon Li
General Manager
OneConstruction Group Ltd
Unit 11, 5/F, Tower 1, Harbour Centre
1 Hok Cheung Street
Hunghum, Kowloon, Hong Kong

Re: OneConstruction Group Ltd
Form 20-F for the Fiscal Year Ended March 31, 2025
File No. 001-42457

Dear Ka Chun Gordon Li:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction